UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                October 24, 2002



                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzliya 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ X ] Form 40-F [ ]

                Indicate by check mark whether the registrant by
                  furnishing the information contained in this
                 Form is also thereby furnishing the information
             to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]


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

Enclosure: Press Release dated October 24, 2002, announcing third quarter 2002 results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.


By:  /s/ Harel Beit-On
   --------------------------
Harel Beit-On
Chairman of the Board of Directors and Chief Executive Officer

Dated: October 24, 2002


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

Tecnomatix Announces Third Quarter 2002 Results; Company Reports
Stable Sequential Revenues and Increase in MPM Business

    HERZLIA, Israel--Oct. 24, 2002--Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the driving force in Manufacturing Process Management
(MPM) solutions, today announced its financial results for the third quarter, ended September 30, 2002.
    All financial figures in this press release are pro forma results. Pro forma results exclude amortization of goodwill and acquired intangibles related to acquisitions. A reconciliation of pro forma with GAAP net income is included in the summary financial data which is attached to this press release.
    For the third quarter 2002, the Company is reporting pro forma revenues of $20.1 million, compared to $21.1 million for the same period last year. Operating income for the quarter was $0.8 million, compared to an operating loss of $0.6 million for the third quarter in 2001. Net income for the third quarter 2002 was $0.4 million or $0.04 per diluted share, compared to a net loss of $0.9 million or a net loss of $0.08 per diluted share for the same period last year. The Company ended the quarter with $44.6 million in cash and cash equivalents, short-term investments and long-term investments.
    "I am pleased with our progress this quarter," said Harel Beit-On, chairman and chief executive officer. "Despite the continuing slowdown in IT spending, particularly in the electronics industry and Japan, we are reporting stable sequential revenues in a traditionally weak third quarter. Lower revenues in Japan were offset by growth in Europe and in the USA.
    "We continued to achieve significant wins for our MPM solutions, with several companies choosing Tecnomatix as their MPM partner. Moreover, the number of long-standing customers expanding their deployments is increasing, including Bosch, General Motors, Kuka, Volkswagen and their suppliers. This quarter, MPM license revenues represent 39% of our software license revenues."
    Beit-On continued, "After long evaluations, PSA Peugeot Citroen - Europe's second largest automotive manufacturer - chose Tecnomatix MPM to standardize machining work flow and processes for its powertrain division. With this multi-million dollar contract, PSA is now the largest deployer of our MPM powertrain solutions. Its mainstream deployment of MPM powertrain solutions, in what has typically been an underpenetrated domain, confirms that Tecnomatix is the leader in all automotive manufacturing domains.
    "Furthermore, we established a partnership with EDS whereby Tecnomatix solutions will be an integral part of the EDS PLM environment. This strategic relationship with EDS enables us to provide a more robust product offering, expands our coverage of the MPM market, and further solidifies our market position as the MPM partner of choice for any PLM strategy. EDS and Tecnomatix teams are already working to deliver an integrated PLM-MPM solution and have started joint sales cycles at key customers.
    "We have also acquired Teradyne's CIMbridge division, which provides software solutions to the PCB assembly market. This acquisition extends our leadership position and customer base in the electronics manufacturing industry and strengthens our long-standing partnership with Teradyne, one of the world's leading electronics equipment providers. CIMbridge solutions will be integrated into Tecnomatix' MPM solutions, giving CIMbridge's over 300 customers a broader product line spanning test, assembly, box build and execution.
    "To ensure that we maintain this leadership position, we have strengthened our management team with the appointment of Jaron Lotan as president and chief operating officer. Lotan joins Tecnomatix from Orbotech, Ltd., where he served as Corporate Executive Vice President for Business and Strategy. He brings a wealth of experience to this position from his years of building Orbotech's business, and we look forward to his contribution to Tecnomatix."
    Beit-On concluded, "During this challenging economic climate, we have stayed the course, reporting stable revenues and improving our operating position. I continue to be enthusiastic about the market potential for MPM solutions and our leadership position in this emerging space."

    About Tecnomatix Technologies

    Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by enhancing manufacturing's ability to support the business strategy of choice. These companies are using Tecnomatix eMPower MPM solutions to accelerate product introductions, shorten time to volume, and optimize production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise.
    For additional information about why automotive, electronics, aerospace and other discrete manufacturing leaders -- such as BMW, Ford, GM, TWR, Mazda, Comau, Faurecia, Sanmina-SCI, Solectron, Nortel, Philips, Boeing, Airbus, GE Aircraft Engines, Lockheed Martin - have been turning to Tecnomatix MPM solutions, visit www.tecnomatix.com

    Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

TECNOMATIX TECHNOLOGIES LTD.
--------------------------------------------------------------
Condensed Consolidated Balance Sheets
U.S $ in thousands
                                          09/30/2002     12/31/2001
                                        --------------- -------------

Current Assets:
  Cash and cash equivalents                   10,966        21,670
  Short-term investments                         199        29,515
  Receivables:
    Trade                                     27,207        23,110
    Related parties                              653           417
    Other and prepaid expenses                 4,349         5,988
                                      --------------- -------------

Total current assets                          43,374        80,700
                                      --------------- -------------

Non-current receivables                          890           808
                                      --------------- -------------

Long-Term Investments:
  Bonds                                       33,047             -
  Other                                          457           457
                                      --------------- -------------

Total Long-term investments                   33,504           457
                                      --------------- -------------

Property and equipment, net                    6,275         7,359
                                      --------------- -------------

Goodwill, net                                 16,162        15,409
                                      --------------- -------------

Acquired intangibles, net                        505         2,195
                                      --------------- -------------

Other assets, net                             16,692        16,451
                                      --------------- -------------

Total assets                                 117,402       123,379
                                      =============== =============

Current Liabilities:
  Short-term credits                               -           687
  Payables:
     Trade                                     1,820         2,267
     Deffered Revenue                          5,697         4,774
     Other and accrued expenses               12,006        15,214
                                      --------------- -------------

Total current liabilities                     19,523        22,942
                                      --------------- -------------

Provision for losses from
 investment in an
  affiliate company                              429            95
                                      --------------- -------------

Accrued severance pay, net                       595           681
                                      --------------- -------------

5.25% Convertible
 subordinated notes                           41,117        43,765
                                      --------------- -------------

Minority interest in
 consolidated subsidiary                           -             3
                                      --------------- -------------

Shareholders' equity                          55,738        55,893
                                      --------------- -------------

Total liabilities and
 shareholders' equity                        117,402       123,379
                                      =============== =============


TECNOMATIX TECHNOLOGIES LTD.
--------------------------------------------------------------

PRO-FORMA RESULTS (a)
U.S $ in thousands,
 except per share data     Nine months ended      Three months ended
                       09/30/2002   09/30/2001  09/30/2002  09/30/2001
                       ----------   ----------  ----------  ----------

Revenues
Software license fees       26,487       31,930      8,403      9,487

Services                    34,110       33,768     11,660     11,624
                       ------------ ------------ ---------- ----------

Total revenues              60,597       65,698     20,063     21,111
                       ------------ ------------ ---------- ----------

Costs and expenses

Software license fees        5,683        5,561      1,909      1,661

Services                    11,238       11,444      3,592      3,765

Research and
 development, net           10,930       15,332      3,581      4,343

Selling and marketing       27,013       34,955      8,964     10,775

General and
 administrative              3,527        3,780      1,255      1,168
                       ------------ ------------ ---------- ----------

Total costs and
 expenses                   58,391       71,072     19,301     21,712
                       ------------ ------------ ---------- ----------

Operating income (loss)      2,206       (5,374)       762       (601)

Financial income
 (expense), net              (861)    (b) 1,605       (190)        64
                       ------------ ------------ ---------- ----------

Income (loss) before
 taxes on income             1,345       (3,769)       572       (537)

Provision for income
 taxes                           26        (336)       (58)      (186)
                       ------------ ------------ ---------- ----------
Income (loss) after
 taxes on income              1,371      (4,105)       514       (723)

Equity share in
 net income (loss) of
  an affiliate company        (334)        (403)      (111)      (149)
                       ------------ ------------ ---------- ----------

Net income (loss)            1,037    (b)(4,508)       403       (872)
                       ============ ============ ========== ==========

    Diluted earnings
     (loss) per share:
Net Income (loss)             0.09     (b)(0.44)      0.04      (0.08)
                       ============ ============ ========== ==========

    Weighted average
     number of shares
      outstanding:
Diluted                 11,230,111   10,340,397 10,999,593 10,409,094
                      ============ ============ ========== ===========


    (a) Excluding Amortization of Goodwill and Acquired Intangibles

    (b) Including reclassification of capital gain from repurchase of convertible bonds in accordance with SFAS145

TECNOMATIX TECHNOLOGIES LTD.
--------------------------------------------------------------

Reconciliation of Pro Forma and GAAP Net Income (Loss)
Consolidated Statements of Operations
U.S $ in thousands

    The following pro forma supplemental information provides a reconciliation between pro forma net income (loss) and net income
(loss) according to generally accepted accounting principles (GAAP).
This pro forma information is not prepared in accordance with GAAP.

                            Nine months ended      Three months ended
                         09/30/2002  09/30/2001  09/30/2002 09/30/2001

Pro forma net
 income (loss)                1,037     (4,508)       403        (872)

Reconciling items to
 GAAP net income
  (loss) :-

Amortization of
 goodwill                         -     (2,940)         -        (980)

Amortization of
 acquired intangibles        (1,914)    (2,863)      (574)       (954)
                          --------- ---------- ---------- -----------

Total pro forma
 adjustments                 (1,914)    (5,803)      (574)     (1,934)
                          --------- ---------- ---------- -----------


GAAP net income (loss)         (877)   (10,311)      (171)     (2,806)
                          ========= ========== ========== ===========


TECNOMATIX TECHNOLOGIES LTD.
--------------------------------------------------------------


Consolidated Statements of Operations
U.S $ in thousands, except per share data
                        Nine months ended         Three months ended
                    09/30/2002    09/30/2001   09/30/2002   09/30/2001
                    ----------    ----------   ----------   ----------

Revenues
Software license fees    26,487      31,930        8,403        9,487

Services                 34,110      33,768       11,660       11,624
                      ---------- ----------- ------------ ------------

Total revenues           60,597      65,698       20,063       21,111
                      ---------- ----------- ------------ ------------

Costs and expenses

Software license fees     5,683       5,561        1,909        1,661

Services                 11,238      11,444        3,592        3,765

Amortization of
 goodwill                     -       2,940            -          980

Amortization of
 acquired intangibles     1,914       2,863          574          954

Research and
 development, net        10,930      15,332        3,581        4,343

Selling and marketing    27,013      34,955        8,964       10,775

General and
 administrative           3,527       3,780        1,255        1,168
                      ---------- ----------- ------------ ------------

Total costs
 and expenses            60,305      76,875       19,875       23,646
                      ---------- ----------- ------------ ------------

Operating income
  (loss)                    292     (11,177)         188       (2,535)

Financial income
 (expense), net            (861)  (a) 1,605         (190)          64
                      ---------- ----------- ------------ ------------

Income (loss) before
 taxes on income           (569)     (9,572)          (2)      (2,471)

Provision for
 income taxes                26        (336)         (58)        (186)
                      ---------- ----------- ------------ ------------

Income (loss) after
 taxes on income           (543)     (9,908)         (60)      (2,657)

Equity share in
 net income (loss)
  of an affiliate
   company                 (334)       (403)        (111)        (149)
                      ---------- ----------- ------------ ------------

Income (loss) before
 extraordinary item        (877) (a)(10,311)        (171)      (2,806)

Extraordinary item            -           -            -            -
                      ---------- ----------- ------------ ------------

Net income (loss)          (877)    (10,311)        (171)      (2,806)
                      ========== =========== ============ ============

Basic earnings
 (loss) per share:
Income (loss) before
 Extraordinary Item       (0.08)  (a) (1.00)       (0.02)       (0.27)
Extraordinary Item            -           -            -            -
                      ---------- ----------- ------------ ------------
Net Income (loss)         (0.08)      (1.00)       (0.02)       (0.27)
                      ========== =========== ============ ============
Diluted earnings
 (loss) per share:
Income (loss) before
 Extraordinary Item       (0.08)  (a) (1.00)       (0.02)       (0.27)
Extraordinary Item            -           -            -            -
                      ---------- ----------- ------------ ------------

Net Income (loss)         (0.08)      (1.00)       (0.02)       (0.27)
                      ========== =========== ============ ============

Weighted average
 number of shares
  outstanding:
Basic                10,573,119  10,340,397   10,627,905   10,409,094
                    ============ =========== =========== ============
Diluted              10,573,119  10,340,397   10,627,905   10,409,094
                    ============ =========== =========== ============


    (a) Including reclassification of capital gain from repurchase of convertible bonds in accordance with SFAS145

    CONTACT: Tecnomatix Technologies, Ltd.
             Oren Steinberg, 603/765-5294 or +972-9-9594703
             osteinberg@tecnomatix.com
                        or
             Marsha Shalvi, +972-9-9594733
             mshalvi@tecnomatix.com
                        or
             Investor Contact:
             Lippert/Heilshorn & Assoc.
             Jody Burfening, 212/838-3777
             jbs@lhai.com

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